Exhibit 99.1

Canadian Solar Reports Fourth Quarter and Fiscal Year 2011 Financial Results

ONTARIO, March 7, 2012 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar companies, today announced financial results for the fourth quarter and fiscal year ended December 31, 2011.

Fourth Quarter 2011 Highlights

•	Solar module shipments were 436 MW, an increase of 23% from 355 MW in the third quarter 2011.

•	Net revenue was $474.1 million, compared to $499.6 million in the third quarter 2011.

•	Gross margin was 8.7%, compared to 2.4% in the third quarter 2011.

•	Diluted loss per share was $1.39, compared to diluted loss per share of $1.02 in the third quarter 2011.

•	Operating cash flow was approximately $48.9 million, compared to approximately $94 million in the third quarter 2011.

•	Inventory balance at the end of the quarter was $296.6 million, compared to $406.0 million at the end of the third quarter 2011.

Fiscal Year 2011 Highlights

•	Solar module shipments were 1,323 MW, an increase of 65% from 803 MW in fiscal year 2010.

•	Net revenue was $1.9 billion, compared to net revenue of $1.5 billion for fiscal year 2010.

•	Gross margin was of 9.6%, compared to 15.3% in fiscal year 2010, due to a significant decline in average selling price during 2011.

•	Diluted loss per share was $2.11, compared to earnings of $1.16 per diluted share for fiscal year 2010.

•	Operating cash flow was approximately $46.3 million, compared to negative $58.5 million for fiscal year 2010.

•	Inventory balance at the end of fiscal year 2011 was $296.6 million, compared to $272.1 million at the end of fiscal 2010.

Fourth Quarter 2011 Results

Net revenue for the fourth quarter of 2011 was $474.1 million, down 5.1% from $499.6 million in the third quarter of 2011 and up 4.7% from $452.7 million in the fourth quarter of 2010. Total solar module shipments for the fourth quarter of 2011 were 436 MW, compared to total module shipments of 355 MW for the third quarter 2011 and 237 MW for the fourth quarter of 2010. Total solar module shipments for the fourth quarter of 2011 included 16.3 MW used in the Company’s total solutions business.

By geography, in the fourth quarter of 2011, sales to European markets represented 46.5% of revenue, sales to North America represented 26.9% of revenue, and sales to Asia and all other markets represented 26.6% of revenue, compared to 61.7%, 16.1% and 22.2%, respectively, in the third quarter of 2011 and 70.9%, 10.3% and 18.8%, respectively, in the fourth quarter of 2010. Specifically, India, China and the U.S. were markets of notable positive growth for the Company in 2011.

Revenue by Geography
	Q4 2011		Q3 2011		4Q 2010		FY 2011		FY 2010
	US$M	%	US$M	%	US$M	%	US$M	%	US$M	%
Europe	220.5	46.5	308.2	61.7	321.1	70.9	1,232.9	65.0	1,193.70	79.8
America	127.3	26.9	80.6	16.1	46.8	10.3	327.6	17.5	115.7	7.7
Asia and others	126.3	26.6	110.8	22.2	84.8	18.8	326.7	17.5	186.2	12.5

Total	474.1	100.0	499.6	100.0	452.7	100.0	1,895.4	100.0	1,495.60	100.0

Gross profit in the fourth quarter of 2011 was $41.4 million, compared to $11.9 million in the third quarter of 2011 and $77.0 million in the fourth quarter of 2010. Gross margin was 8.7% in the fourth quarter of 2011, compared to 2.4% in the third quarter of 2011 and 17.0% in the fourth quarter of 2010. The sequential increase in gross profit and margin was due to a reversal of previously recorded non-cash losses on firm purchase commitment of $14.0 million resulting from the termination of a long-term supply contract, as well as the fact that in the third quarter the Company incurred a large non-cash inventory charge that was not repeated in the fourth quarter 2011. The year-over-year decline in gross profit and margin was primarily due to the significant decline in average selling prices during 2011.

Total operating expenses were $62.9 million in the fourth quarter of 2011, compared to $42.6 million in the third quarter of 2011 and $34.9 million in the fourth quarter of 2010.

Selling expenses were $21.1 million in the fourth quarter of 2011, up 12.9% from $18.7 million in the third quarter of 2011 and up 49.0% from $14.2 million in the fourth quarter of 2010. The sequential and year-over-year increases in selling expenses were primarily due to increases in freight and other export-related expenses associated with higher shipment volumes.

General and administrative expenses were $36.8 million in the fourth quarter of 2011, compared to $16.0 million in the third quarter of 2011 and $18.7 million in the fourth quarter of 2010. The sequential and year-over-year increases in general and administrative expenses were primarily due to a bad debt provision totaling $18.5 million, most of which relates to the termination of the aforementioned long-term supply agreement.

Research and development expenses were $5.0 million in the fourth quarter of 2011, compared to $7.9 million in the third quarter of 2011 and $2.1 million in the fourth quarter of 2010. The sequential decline reflects a lower level of material consumption for research and development activity as projects related to new product launches and cost reduction were completed. The year-over-year increase in research and development expenses was due to the Company’s increased investment in advanced solar technologies to reduce cost, improve cell conversion efficiency and launch innovative new products, compared to the same period of 2010.

Operating margin was negative 4.5% in the fourth quarter of 2011, compared to negative 6.1% in the third quarter of 2011 and positive 9.3% in the fourth quarter of 2010. The sequential improvement in operating margin was driven by the increase in gross profit partially offset by higher operating expenses. The year-over-year decrease in operating margin was due to lower gross profit and higher operating expenses.

Interest expense in the fourth quarter of 2011 was $11.7 million, compared to $10.8 million in the third quarter of 2011 and $6.5 million in the fourth quarter of 2010. The sequential increase in interest expense was primarily due to higher borrowing costs partially offset by a reduction in bank borrowings during the fourth quarter of 2011. The year-over-year increase in interest expense was due to additional bank borrowings and higher borrowing rates. Interest income in the fourth quarter of 2011 was $1.8 million, compared to $3.0 million in the third quarter of 2011 and $1.4 million in the fourth quarter of 2010. The sequential decline in interest income was driven by the significant reduction in restricted cash balances from $344 million in the third quarter to $178.3 million in the fourth quarter of 2011.

The Company recorded a gain on change in fair value of derivatives of $2.4 million in the fourth quarter of 2011, compared to a gain of $14.5 million in the third quarter of 2011 and a gain of $3.2 million in the fourth quarter of 2010. Foreign exchange loss in the fourth quarter of 2011 was $14.1 million, compared to a foreign exchange loss of $23.9 million in the third quarter of 2011 and foreign exchange loss of $1.2 million in the fourth quarter of 2010.

Income tax expense in the fourth quarter of 2011 was $16.3 million, compared to income tax benefit of $3.4 million in the third quarter of 2011 and $10.3 million in the fourth quarter of 2010. The Company’s income tax expense in the fourth quarter of 2011 is mainly driven by its tax structure where production is on a cost plus basis, and can result in taxes being owed in some jurisdictions even when the Company incurs an overall loss.

Net loss attributable to Canadian Solar in the fourth quarter of 2011 was $59.9 million, or $1.39 per diluted share, compared to net loss of $43.9 million, or $1.02 per diluted share, in the third quarter 2011, and net income of $25.5 million, or $0.58 per diluted share, in the fourth quarter of 2010.

Financial Condition

As of December 31, 2011, the Company had $522.3 million in cash, cash equivalents and restricted cash, compared to $621.1 million as of September 30, 2011 and $476.2 million as of December 31, 2010. The sequential decline in cash, cash equivalents and restricted cash was primarily due to a decrease in restricted cash to $178.3 million in the fourth quarter of 2011 from $344.0 million at the end of the third quarter 2011, as the Company reduced short-term borrowing and the corresponding need for cash collateral.

Accounts receivable balance at the end of the fourth quarter of 2011 was $292.2 million, compared to $217.8 million at the end of the third quarter of 2011. The sequential increase reflects a higher concentration of shipments in the last month of the quarter. Accounts receivable turnover days increased to 50 days in the fourth quarter of 2011 from 47 days in the third quarter of 2011.

Inventories at the end of the fourth quarter of 2011 were $296.6 million, compared to $406.0 million at the end of the third quarter of 2011. Inventory turnover days were 80 days in the fourth quarter of 2011 compared to 85 days in the third quarter of 2011.

Accounts and notes payable were $306.0 million the end of the fourth quarter of 2011, compared to $407.1 million at the end of the third quarter of 2011. Accounts payable turnover days were 74 days in the fourth quarter of 2011 compared to 67 days in the third quarter of 2011. This increase in accounts payable turnover during the quarter reflects the Company’s continued efforts to improve its working capital management and more closely align payments with the current industry practice.

Short-term borrowings at the end of the fourth quarter of 2011 totaled $743.7 million compared to $794.8 million at the end of the third quarter of 2011. The Company maintains good relationships with several local and regional PRC banks for nearly all of its short-term borrowing needs. These credit lines can be renewed each year and have no restrictive covenants attached to them. As of the date of this press release, the Company has approximately $975 million in unused credit facilities and historically has had no difficulty renewing its credit lines. Long-term debt at the end of the fourth quarter 2011 was $88.2 million, compared to $153.6 million at the end of the third quarter of 2011.

As of December 31, 2011 the Company had $467.0 million in total stockholders’ equity, compared to $517.1 million as of September 30, 2011 and $534.3 million as of December 31, 2010.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “Canadian Solar continued to execute and thrive in a highly challenging global market and benefit from customers flight to quality. Our ability to remain focused and to provide customers with innovative, high-quality solar energy solutions, with top notch support, helped us grow our market share. Shipments for the full year 2011 were up 65%, with a 23% increase in the fourth quarter. The strength was widely distributed, as we had a very good trend of wins at major clients. As for specific markets, we had positive growth in the U.S., Europe, China and India in 2011. China has been our fastest growing market given the lower base it started at, with forecasts calling for a potential 3 GW to 5 GW opportunity in 2012. Importantly, we made substantial progress in our strategy of building our downstream total solutions business and currently have more opportunities than we could possibly address, which is allowing us to be selective. We are excited about this area of our business because it clearly differentiates Canadian Solar, it helps increase our visibility, and leverages our expertise and global brand. Further, the specialization of the solutions business makes it a higher margin business. Our success was illustrated in December 2011 when we entered into a purchase and sale agreement with TransCanada, in which they will acquire from us in 2012 and 2013, nine utility-scale power plants in Ontario valued at approximately C$470 million. We see similar opportunities for our solutions business in many other countries including, India, Japan, the U.S. and China.”

Michael G. Potter, Senior Vice President and Chief Financial Officer of Canadian Solar, commented: “During the fourth quarter, we continued our emphasis on working capital management, specifically working to reduce inventory and control receivables levels. We were successful in reducing our inventory balance by $106.3 million or 26% in the fourth quarter. We are currently examining our worldwide cost structure to ensure it is properly aligned with our expected shift towards more project business and changes in our targeted geographies. By closely managing our operating expenses, we are confident we can continue to excel in a challenging global market as the industry continues to mature.”

Business Outlook

The Company’s business outlook is based on management’s current views with respect to operating and market conditions, its current order book, and the challenging global financing environment, which continues to result in customer demand uncertainty. Management’s views and estimates are subject to change without notice.

For the first quarter of 2012, shipments are expected to be in the range of approximately 340 MW to 350 MW, with gross margin expected to be between 5% and 8%. Despite the challenging global financing environment, which continues to result in customer demand uncertainty for the whole year 2012, the Company expects to ship approximately 1,800 MW to 2,000 MW of solar products. The Company will continue to actively manage manufacturing utilization, inventory and mix levels, and operating expenses as demand levels fluctuate. The Company will also continue to explore ways to increase manufacturing efficiency and yield and to lower processing and consumable costs where opportunities exist.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “Canadian Solar is in an excellent position as we pursue future growth. In addition to our global brand, strong track record of innovation, quality and service, we have one of the most efficient manufacturing models in the industry. We expect to further improve our financial ratios moving forward as we gain more flexibility to drive our total solutions business. Our goal remains to expand our engineering, procurement and construction (EPC) and solar systems kits business to approximately more than 25% of total revenue in 2012 and greater than 40% of revenue in 2013. We are a leader in most markets we serve. Importantly, our commitment to the Canadian market has given us a significant competitive advantage not only in the attractive Canadian market but also in the U.S. market, as we have a fully operational manufacturing base nearby.”

Recent Developments

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On February 23, 2012 the Company announced the supply of 2,800 solar modules for a rooftop system in the Danish city of Virum. The solar installation, north of Copenhagen, has a capacity of 605 kW, which makes it Denmark’s largest PV system. SRU Solar AG, based in the city of Berga in Saxony-Anhalt, Germany, constructed the pioneering PV system on two roofs of an office complex located in Virum, in cooperation with the young Danish energy company Greengo Energy.

•

On February 22, 2012 the Company announced that it had become a sponsor of the National Hockey League’s Los Angeles Kings. The Los Angeles Kings play in the world-famous STAPLES Center in downtown Los Angeles, also home to three other professional sports franchises and the host site of more than 250 events annually.

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On January 26, 2012 the Company announced an agreement with the Al Fahad Group, a diversified conglomerate with expertise in defense, intelligence, homeland security, networking, communications and power. Under the agreement, Canadian Solar will supply more than 1.5 MW of its solar modules to the Al Fahad Group, which is spearheading one of the largest solar PV projects in Abu Dhabi, considered one of the pioneers for renewable energies in the Middle East.

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On January 17, 2012 the Company announced that its solar modules passed the most stringent salt spray corrosion test — IEC61701 Ed2 (salt mist corrosion testing) and IEC60068-2-52 Ed.2 (Severity 1, Environmental testing) standards adopted in 2011. Canadian Solar was granted certification by TUV NORD CERT GmbH, based in Germany. The certification covers 33 of the Company’s products, with outputs ranging from 13W to 305W.

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On January 5, 2012 the Company announced the successful completion and grid-connection of a 10 MW ground mounted solar project, a part of a 50MW solar plant, in Hongsibao, Ningxia, in northwest China at the end of 2011.

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On December 20, 2011 the Company announced that its wholly owned subsidiary, Canadian Solar Solutions Inc. (CSSI), entered into a sales agreement with TransCanada Corporation (TSX, NYSE: TRP) (TransCanada), whereby TransCanada will acquire from Canadian Solar a 86 megawatts (MW) AC solar project portfolio for approximately $470 million Canadian dollars.

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On December 13, the Company announced it had entered into a sales contract with Siemens. Under the agreement, Canadian Solar we will supply 2.5 MW of solar modules for two solar projects — a rooftop system and a carport — constructed by Siemens for the University of Murcia, Spain. For both projects, Siemens used Canadian Solar’s MaxPower CS6X modules, the company’s utility-scale module series. Due to its larger size, power and performance, MaxPower cuts balance of system costs per watt by optimizing tracker and racking space.

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On December 1, the Company announced that it had supplied solar modules for a 9 MW solar power plant by OPDE Group in Spain. The solar system is scheduled for commissioning in the fourth quarter of 2011 in the town of Ablitas in the Spanish region of Navarra.

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On November 30, the Company announced the provision of 12,465 high-performing photovoltaic modules for a ground-mount solar power plant installed on a former mining site in the Italian city of Cavriglia (Arezzo).

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On November 29, the Company announced that it had supplied solar modules for an 8.5 MW power plant in Lindenhof near Neubrandenburg in the German state of Mecklenburg-Vorpommern. Berlin-based saferay expects to complete the project next month.

Conference Call Details

The Company will hold a conference call to discuss its financial results for the fourth quarter of 2011 on Wednesday, March 7, 2012 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. March 7, 2012 in Hong Kong). The dial-in phone number is +1-617-213-8895 or +1-866-272-9941, with passcode 10107363. A live webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available approximately one hour after the conclusion of the live call until 10:00 a.m. on March 14, 2012, U.S. Eastern Time (10:00 p.m., March 14, 2012 in Hong Kong) and can be accessed by dialing +1-617-801-6888, passcode 75429946. A webcast replay will also be available at www.canadiansolar.com.

About Canadian Solar Inc. (NASDAQ: CSIQ)

Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest solar companies. As a leading vertically integrated provider of ingots, wafers, solar cells, solar modules and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe, Australia and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global, sustainable development. For more information, please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release including statements regarding our expected future shipment volumes, gross margins, supply cost, manufacturing capacities, and cell conversion efficiencies, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC investigation as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on May 17, 2011. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended			Twelve Months Ended
Item	2011-12-31	2011-9-30	2010-12-31	2011-12-31	2010-12-31
Net revenues	474,060	499,639	452,719	1,898,923	1,495,509
Cost of revenues	432,675	487,735	375,743	1,716,639	1,266,737
Gross profit	41,385	11,904	76,976	182,284	228,772
Selling expenses	21,094	18,685	14,161	69,341	47,109
General and administrative expenses	36,794	16,037	18,655	86,268	54,520
Research and development expenses	5,012	7,885	2,064	19,839	6,843
Total operating expenses	62,900	42,607	34,880	175,448	108,472
Income (Loss) from operations	(21,515)	(30,703)	42,096	6,836	120,300
Interest expenses	(11,737)	(10,795)	(6,476)	(43,844)	(22,164)
Interest income	1,763	3,040	1,397	8,446	6,936
Investment income (loss)	(134)	309	(2,912)	(44)	(2,853)
Gain (Loss) on change in fair value of derivatives	2,407	14,494	3,158	(5,751)	1,657
Exchange loss	(14,097)	(23,949)	(1,192)	(40,008)	(36,294)
Income (Loss) before taxes	(43,313)	(47,604)	36,071	(74,365)	67,582
Income tax expenses (benefit)	16,269	(3,379)	10,286	16,540	16,754
Net income (loss)	(59,582)	(44,225)	25,785	(90,905)	50,828
Less: Net income (loss) attributable to non–controlling interest	306	(348)	249	(99)	259
Net income (loss) attributable to CSI	(59,888)	(43,877)	25,536	(90,806)	50,569

Basic earnings (loss) per share	($1.39)	($1.02)	$0.60	($2.11)	$1.18
Basic weighted average outstanding shares	43,155,767	43,154,552	42,889,124	43,076,489	42,839,356
Diluted earnings (loss) per share	($1.39)	($1.02)	$0.58	($2.11)	$1.16
Diluted weighted average outstanding shares	43,155,767	43,154,552	43,714,853	43,076,489	43,678,208

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheet

(In Thousands of US Dollars)

	December 31, 2011	December 31, 2010

Assets
Current assets
Cash and cash equivalents	343,995	288,652
Restricted cash	178,270	187,595
Accounts receivable, net of allowance for doubtful accounts	292,176	169,657
Amount due from related parties	19,836	1,356
Inventories	296,568	272,097
Value added tax recoverable	16,974	42,297
Advances to suppliers	11,309	27,321
Foreign currency derivative assets	2,727	2,183
Project assets	88,504	—
Prepaid and other current assets	45,217	43,508
Total current assets	1,295,576	1,034,666
Property, plant and equipment, net	510,069	330,460
Intangible assets	10,781	2,695
Advances to suppliers	258	13,946
Prepaid land use right	13,805	13,378
Investments	11,008	5,671
Deferred tax assets — non current	23,227	16,725
Other non-current assets	15,084	5,826
Total assets	1,879,808	1,423,367
Current liabilities
Short term borrowings	743,687	540,520
Accounts and Notes payable	305,998	123,373
Other payables	84,676	47,876
Advances from customers	65,216	8,971
Amounts due to related parties	3,008	2,445
Foreign currency derivative liabilities	—	2,452
Provision for firm purchase commitment	—	15,889
Other current liabilities	33,863	33,807
Total current liabilities	1,236,448	775,333
Accrued warranty costs	47,021	31,225
Contingent contract liability	27,862	—
Liability for uncertain tax positions	12,301	11,460
Convertible notes	950	906
Long term borrowings	88,249	69,458
Total liabilities	1,412,831	888,382
Common shares	502,403	501,146
Additional paid in capital	(53,331)	(57,392)
(Accumulated deficit) Retained earnings	(28,695)	62,111
Accumulated other comprehensive income	45,556	28,462
Total Canadian Solar Inc. stockholders’ equity	465,933	534,327
Non-controlling interest	1,044	658
Total equity	466,977	534,985
Total liabilities and equity	1,879,808	1,423,367